                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3
                               (Amendment No. 3)

                                (RULE 13e-100)

                   TRANSACTION STATEMENT UNDER SECTION 13(e)
       OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                    RULE 13e-3 TRANSACTION STATEMENT UNDER
                   SECTION 13(e) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                 PEAPOD, INC.
                               (Name of Issuer)

                                 PEAPOD, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   704718105
                     (CUSIP Number of Class of Securities)

                         ____________________________

                              Andrew B. Parkinson
                     Chairman and Chief Financial Officer
                                 Peapod, Inc.
                               9933 Woods Drive
                            Skokie, Illinois  60077
                                (847) 583-9400

     (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                         ____________________________

                                   Copy to:

                              Christine A. Leahy
                          Sidley Austin Brown & Wood
                                Bank One Plaza
                           10 South Dearborn Street
                           Chicago, Illinois  60603
                                (312) 853-7000

This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_] The filing of a registration statement under the Securities Act of 1933.

c.   [X]  A tender offer.

d.   [_]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           CALCULATION OF FILING FEE

================================================================================
        Transaction Valuation*         |         Amount of Filing Fee**
--------------------------------------------------------------------------------
            $48,305,714.00             |               $9,681.14
================================================================================

* Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 22,467,774 shares of Common Stock, par value $0.01 per share (the "Shares" or the "Common Stock"), of Peapod, Inc., at a purchase price of $ 2.15 per Share net in cash. Such number of Shares represents 15,722,345 Shares not beneficially owned by Royal Ahold, plus 6,745,429 Shares reserved for issuance pursuant to outstanding options and warrants (other than options and warrants beneficially owned by Royal Ahold), including any options under Peapod, Inc.'s employee stock option plan, outstanding as of June 16, 2001. The calculation as of June 16, 2001 does not include the 19,369,873 Shares reserved for issuance to Royal Ahold upon conversion of its Series C Convertible Preferred Stock.

** The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $9,681.14

     Form or Registration No.: Schedule TO

     Filing Parties: Bean Acquisition Corp. and Koninklijke Ahold N.V.

     Date Filed:  July 27, 2001

          This Amendment No. 3 (this "Amendment") further amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed by Peapod, Inc., a Delaware corporation ("Peapod"), with the Securities and Exchange Commission (the "SEC") on July 30, 2001, as amended by Amendment No. 1 filed on August 16, 2001 and as further amended by Amendment No. 2 filed on August 24, 2001 (as amended, the "Schedule 13E-3"). The Schedule 13E-3 and this Amendment relate to the tender offer by Bean Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Ahold U.S.A. Holdings, Inc., a Maryland corporation ("Holdings"), and a wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), the Netherlands ("Royal Ahold"), to purchase any and all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Peapod, together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Stockholders Rights Agreement (the "Rights Agreement"), amended and restated as of October 12, 2000, and further amended as of July 16, 2001, by and between Peapod and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent, at a purchase price of $2.15 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, together constitute the "Offer"). This Amendment is being filed on behalf of Peapod. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the
Schedule 13E-3.

Items 1,4,5,6,11 and 15.

          Items 1,4,5,6,11 and 15 are hereby amended and supplemented by the following:

"Expiration of the Offer

     The Offer expired, as scheduled, at midnight, New York City time, on Thursday, August 23, 2001. A total of 12,476,707 Shares were validly tendered pursuant to the Offer and not withdrawn, and were accepted for payment on August 24, 2001.

Second Amendment to Agreement and Plan of Merger

     On August 29, 2001 Peapod, Royal Ahold, Holdings and the Purchaser entered into a Second Amendment to Agreement and Plan of Merger (the "Second Amendment") a copy of which is filed as Exhibit (d)(24) herewith. Pursuant to the Second Amendment (1) Peapod agreed with Royal Ahold (a) to exchange each Series C Share for one share of Series D Convertible Preferred Stock ("Series D Share"), with the same rights, powers and privileges as the Series C Shares except that the holders of Series D Shares are not entitled to vote (with the holders of the Shares or otherwise) on any merger involving Peapod; (b) that accrued dividends with respect to the Series C Shares remain due and owing subject to the letter agreement dated March 30, 2001 between Royal Ahold and the Issuer; and (c) that each Series D Share outstanding immediately prior to the Merger shall remain outstanding as Series D Convertible Preferred Stock of the surviving corporation; and (2) Royal Ahold agreed with

Peapod that it and its subsidiaries shall as promptly as practicable exercise a sufficient number of Warrants to result in Royal Ahold and its subsidiaries owning at least 90% of the outstanding Shares in order for Purchaser to effectuate a Short Form Merger.

     On August 29, 2001 the Peapod Board approved the Certificate of Designations of Series D Convertible Preferred Stock, which was duly filed with the Delaware Secretary of State on the same date. A copy of the Certificate of Designations is filed as Exhibit (d)(25) herewith.

Exchange of Series C Shares for Series D Shares, Exercise of Warrants and Merger

     On August 30, 2001 (1) Royal Ahold exchanged the 726,371 Series C Shares held by it for 726,371 shares of Series D Shares pursuant to the terms of the Second Amendment (the sole consideration for the 726,371 Series D Shares was the 726,371 Series C Shares), (2) Royal Ahold indirectly transferred 2,331,917 Shares to the Purchaser, and (3) pursuant to the Second Amendment Royal Ahold indirectly transferred the Warrants to the Purchaser and the Purchaser exercised Warrants to purchase 14,402,117 Shares.

     Based on information received from Peapod, after giving effect to the exercise of the Warrants, immediately prior to the Merger, the Purchaser was the owner of 29,210,741 Shares, which represented 90% of the Shares outstanding immediately prior to the Merger (treating as outstanding for this purpose the Shares acquired by the Purchaser upon exercise of the Warrants). No other shares of any class of the capital stock of Peapod were entitled to vote on the Merger.

     On August 30, 2001, pursuant to a Short Form Merger, the Purchaser was merged with and into Peapod, the surviving corporation, resulting in Peapod becoming an indirect wholly owned subsidiary of Royal Ahold. As a result of the Merger, each publicly held Share was converted into the right to receive $2.15 in cash, subject to the exercise of appraisal rights under Delaware law. The Shares ceased to be traded on the NASDAQ beginning August 31, 2001."

Item 16.  Exhibits.

          Item 16 is hereby amended and supplemented to include the following additional exhibits:

Exhibit No.       Description
---------------   -----------
Exhibit (d)(24)   Second Amendment to Agreement and Plan of Merger, dated as of
                  August 29, 2001, by and among Koninklijke Ahold N.V., Ahold
                  U.S.A. Holdings, Inc., Bean Acquisition Corp. and Peapod, Inc.

Exhibit (d)(25)   Certificate of Designations of Series D Convertible Preferred
                  Stock of Peapod, Inc., adopted on August 29, 2001

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2001
        ------------------------

                                    PEAPOD, INC.



                                    By: /s/ Andrew B. Parkinson
                                        ----------------------------------
                                    Name:  Andrew B. Parkinson
                                    Title: Chairman and Chief Financial Officer